Exhibit 5.1
December 7, 2009
Harris Stratex Networks, Inc.
Research Triangle Park
637 Davis Drive
Morrisville, North Carolina 27560
     Re:     Registration Statement on Form S-8
Ladies and Gentlemen:
     We have acted as counsel for Harris Stratex Networks, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the Company’s Registration Statement on Form S-8 proposed to be filed with the Securities and Exchange Commission on or about December 7, 2009 (the “Registration Statement”).
     The Registration Statement covers the registration of 6,250,000 shares of common stock, par value $0.01 per share, of the Company (the “Shares”), of which 5,400,000 shares are issuable by the Company upon exercise of options and other awards for the purchase of common stock to be granted under the Company’s 2007 Stock Equity Plan (As Amended and Restated Effective November 19, 2009) and 850,000 shares are issuable by the Company pursuant to the Company’s 2010 Employee Stock Purchase Plan (collectively, the “Plans”).
     We have reviewed the corporate proceedings of the Company with respect to the authorization of the Plans. We have reviewed copies of each of the Plans as currently in effect. We have also examined and relied upon such agreements, instruments, corporate records, certificates, and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document.
     We further assume, without investigation, that all Shares issued pursuant to the Plans will be issued in accordance with the terms of the Plans and that the purchase price of each of the Shares will be at least equal to the par value of such Shares.
     This opinion is limited solely to the Delaware General Corporation Law as applied by courts located in Delaware, the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting those laws.

      Based upon and subject to the foregoing, we are of the opinion that the Shares, when issued and delivered upon the exercise of options or awards granted pursuant to and in accordance with the Plans and against the consideration therefor, as specified in such Plans or documents governing such awards, will be validly issued, fully paid and nonassessable, provided, however, that the value of such consideration, whether consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof, as determined by the board of directors of the Company from time to time, is at least equal to the par value of the Shares.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving this consent, however, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.
Very truly yours,
/s/ BINGHAM MCCUTCHEN LLP
BINGHAM MCCUTCHEN LLP